UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.)

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MGE ENERGY, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS
OF MGE ENERGY, INC.


March 24, 2010

To the Stockholders of MGE Energy, Inc.:

You are cordially invited to attend the 2010 Annual Meeting of Stockholders. Instructions on making a reservation are provided on page 3 of the proxy statement. If you are not able to attend the Annual Meeting, a video recording will be available on MGE Energy's Web site at www.mgeenergy.com. The recording will be available on this Web site for approximately 12 months following the meeting. **Regardless of whether you plan to attend, please take a moment to vote your proxy.** The meeting will be held as follows:

> **Date:**   Tuesday, May 18, 2010
>
> **Time:**   11:00 a.m., local time
>
> **Place:**   Marriott Madison West
> 1313 John Q. Hammons Drive
> Middleton, Wisconsin

Items of Business

- To elect two Class III directors to terms of office expiring at the 2013 annual meeting of shareholders;
- To ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year 2010; and
- To transact such other business as may properly come before the meeting.

Record Date

Shareholders of record at the close of business on March 12, 2010, are entitled to vote at the meeting.

Voting by Proxy

Your vote is important. You may vote:

- Using the Internet.
- By telephone.
- By returning the proxy card in the envelope provided.

The matters to be acted upon at the meeting are described in the accompanying proxy statement.


By Order of the Board of Directors

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer



Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 18, 2010:
This proxy statement and our 2009 annual report to shareholders are available at www.mgeenergy.com/proxy.


TABLE OF CONTENTS

Q. ***Why am I receiving this proxy statement?***

A.   We are sending this document to you because o ur Board of Direct ors is seekin g your prox y to vote your shares at our annual   meeting. The notice of annual meeting, proxy statement and accompanying proxy card are first being mailed on or about March 24, 2010, to shareholders of record at the close of business on March 12, 2010.

Q. ***When and where will the annual meeting take place?***

A.   The meeting will be h eld on Tuesday, May 18, 2010, at 11:00 a.m., local time, at the M arriott Madison West, 13 13 John Q. Hammons Drive, Middleton, Wisconsin.

Q. ***What is the purpose of the meeting?***

A.   The purpose of the meeting is:

- To elect two Class III directors to terms of office expiring at the 2013 annual meeting of shareholders;

- To ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year 2010; and

- To transact such other business as may properly come before the meeting.

Q. ***Do I need a ticket to attend the meeting?***

A.   Yes. If you are a registered sto ckholder and you plan to attend the meeting , please have your proxy card in hand and make your reservation online at https://www.proxyvotenow.com/mgee or fill out the enclosed reservation form and retur n it with your proxy card. **If your shares are held through a broker or its nominee and you would like to attend the meeting, please make your reservation online at http://www.mgeenergy.com/RSVP2010.** All shareholders may contact Shareholder Services at investor@mge.com or 800-356-6423 to make a reservation.

Your nam etag i s your adm ittance t icket to th e meeting. Nam etags will be m ailed to shareho lders m aking reservations befor e May 11, 2010 . Nametags for late reservations will be available on the day of the meeting at the registration table.

Q. ***Why did I receive more than one copy of this proxy statement?***

A.   If you own our common stock in more than one account, such as individually and also jointly with your spouse, you may receive more than one copy of th is doc ument. This dup lication c an be e liminated. For information on combining the mailings in to one, registered shar eholders may contact our Shareholder Serv ices Department at invest or@mgeenergy.com or toll-free at 800- 356-6423. Street holders should conta ct th eir broker.

Q. ***What is MGE Energy, Inc.?***

A.   MGE Energy is an investor-owned public utility holding company formed in August of 2002. Our headquarters are in Madison, Wisconsin, and we are the parent company of Madison Gas and Electric Company (MGE), our principal subsidiary. Our principal executive offices are located at 133 South Blair Street, Madison, Wisconsin 53703.

VOTING

Number of Votes Per Share

Each share of common stock issued and outstanding as of the record date for the meeting is entitled to one vote at the meeting, except as described below for shareholders who own more than a specified percentage of the common stock.

The record date for the meeting is March 12, 2010. Holders of record as of such date can vote in person at the meeting or by proxy. By giving us your proxy, you are authorizing the individuals named on the proxy card (the proxies) to vote your shares in the manner you indicate. On March 12, 2010, there were 23,113,638 shares of our common stock issued and outstanding.

Our Articles of Incorporation contain a provision limiting the voting power of any shareholder who acquires more than 10 percent of our outstanding voting stock. In addition, under the Wisconsin Business Corporation Law, the voting power of shares held by any person in excess of 20 percent of the voting power in the election of directors is limited to 10 percent of the full voting power of the excess shares. To our knowledge, neither of these limitations currently applies to any shareholder.

How Street Name Holders May Vote

If you own shares through a broker, the registered holder of those shares is your broker or its nominee. If you receive our proxy materials from your broker, you should vote your shares by following the procedures specified by your broker. Your broker will tabulate the votes it has received from its customers and submit a proxy card to us reflecting those votes. If you plan to attend the annual meeting and vote your shares in person, you should contact your broker to obtain a broker's proxy card and our Shareholder Services Department to make a reservation for the meeting. Online reservations may be made at http://www.mgeenergy.com/RSVP2010. You may also e-mail shareholder services at investor@mge.com or call 800-356-6423 to make your reservation.

How Registered Holders May Vote

If you personally hold a certificate for your shares, have direct registration shares on our books, or have shares held by us in the Direct Stock Purchase and Dividend Reinvestment Plan, then you are the registered holder. Shares you have accumulated in the Direct Stock Purchase and Dividend Reinvestment Plan are held by the administrator under the nominee name of Madge & Co. Those shares, including your certificate or direct registration shares, will be voted in accordance with the direction given by you on your proxy.

As a convenience to you, we are providing you with the option to vote by proxy via the Internet or via toll-free touch-tone telephone. Refer to your proxy card or e-notice for more information and instructions. If you prefer, you may cast your vote by returning your signed and dated proxy card. Instructions regarding all three methods of voting are included on the proxy card. The signature on the proxy card should correspond exactly with the name of the shareholder as it appears on the proxy card. Where stock is registered in the name of two or more persons, each of them should sign the proxy card. If you sign a proxy card as an attorney, officer, personal representative, administrator, trustee, guardian or in a similar capacity, please indicate your full title in that capacity.

In voting for the election of directors in Proposal 1, you may vote for the election of all of the nominees or you may withhold your votes as to all or specific nominees. In voting on the ratification of the selection of our independent registered public accounting firm in Proposal 2, you can specify whether you approve, disapprove or abstain. If you sign and return the proxy card without specifying any instructions and without indicating expressly that you are not voting some or all of your shares on a particular proposal, your shares will be voted for the proposal.

Holders Needed to Establish a Quorum

A quorum is necessary to hold a valid meeting of shareholders. If holders of a majority of the outstanding shares of common stock are present in person or by proxy for any proposal to be acted upon at the meeting, then a quorum will exist for all proposals. In order to assure the presence of a quorum, please vote via the Internet, telephone or sign and return your proxy card promptly in the enclosed postage-paid envelope even if you plan to attend the meeting. Brokers are permitted to vote on the ratification of the selection of auditors, but not on the election of directors. Thus, abstentions and broker votes are counted for purposes of establishing a quorum for the meeting.

The Vote Necessary for Action to be Taken

The two persons receiving the greatest number of votes will be elected to serve as Class III directors. Accordingly, withholding authority to vote for a director and abstentions will not affect the outcome of the election of directors.

More than one-half of the shares present in person or by proxy and entitled to vote at the annual meeting must vote for the ratification of the selection of auditors in o rder for that pr oposal to be ap proved. Abstenti ons have th e same effect as a vote ag ainst ratification of the s election of ou r independent registered public accounting firm.

Revocation of Proxies

If you are a registered holder of our common stock, you may revoke your proxy by giving a written notice of revocation to our Corporate Secretary at any time before y our proxy is voted, by executing a later-dated proxy card that is voted at the m eeting or by attending the meeting and voting your shares in person . If your shares are held b y a broker, you mu st contact your broker to revok e your prox y. A ttendance at the mee ting wil l n ot automatically revoke your proxy.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 18, 2010

This proxy statement and our 2009 annual report to shareholders are available at www.mgeenergy.com/proxy. Shareholders can ele ct t o receive e-mail alerts when proxy and annual meeting materials are available on the Internet instead of receiving paper copies in the mail. If you are a registered hold er of our common stock, you may sign up for e-mail alerts, which will notif y you when th e pr oxy materials ar e available vi a t he Internet, by contacting our Shar eholder Serv ices Department. If your shar es are held b y a brok er, you must contact your broker to rec eive these materials via the Internet.


PROPOSAL 1 — ELECTION OF DIRECTORS


As described below, the Board of Directors consists of nine directors divided in to three classes, with each class having three directors. One cl ass is elected each year for a t erm of t hree years. Fred eric E. M ohs, w ho is current ly a Class III dir ector, has r eached the re tirement age stated in our Corporate Governance Guidelines and will not be standing for re- election. We have not identified a candidate to fill that position. Accordingly, it is proposed that the two nominees listed below be elected to serve as Class III directors fo r three-year terms to expire at the 20 13 annual meeting and upon the el ection and qualif ication of their successors. The num ber of nom inees is less than the num ber of open positions on ou r board as fixed pursuant to our bylaws. Your proxy may not be voted for a greater number of persons than the two nominees below.

All of our directors serve concurrently as directors of MGE. As d iscussed below under "Board of Directors Information," our Board of Directors has determined that all of our d irectors, other than Messrs. Stolper and Wolter, are indepe ndent as defined in the applicable Nasdaq Stock Mark et, Inc., listing standards. All of our dire ctors live in our service area and have be en active in the communities that we s erve. We believe that involvement brings an important perspective to our board deliberations and our community energy company focus.

Mr. Hastings an d Mr. Possin are currently Class III directors whose term s expire at th e 2010 an nual meeting of shareholders and who have been nominated by the Board for reelection.

Each of the nominees has indicated a willingness to serve if elected, and the Board has no reason to believe that any nominee will be unavailable. If any nominee should become unable to serve, it is presently intended that your proxy will be voted for a substitute nom inee designated by the Board. Under the Com pany's r etirement guide lines for directors, dir ectors who have served as the ch ief exe cutive offi cer or who hav e been r etained as a salaried consultant shall resign fr om the Board no late r than the date and time of the annual meeting of sharehold ers following their 70th birthday; and other dire ctors are expect ed to retire af ter completing the term during which he or she attain s the age of 73, unless reque sted to rem ain by the Board.

Nominees for Election to the Board of Directors

The following paragraphs provide information regarding the background and qualifications of the nominees to our board of directors, both of whom are current directors.

Names (Ages)* and Business Experience	Director Since**

Nominees Class III — Term Expiring in 2013

F. Curtis Hastings (64), Madison, Wisconsin 1999
Mr. Hastings is Chairman of J. H. Findorff & Sons, Inc., a large commercial and industrial construction general contractor and design builder, with which he has been associated for more than 37 years. We believe that Mr. Hasting's experience with the management and oversight of a large company brings an important perspective to our board in their oversight of our operations. His particular knowledge of the construction industry assists our board in their understanding and oversight of the various significant construction projects that we have undertaken over the past several years with respect to power plant construction, wind farm construction and the general construction activities that constitute a recurring part of an electric and gas utility's operations. Mr. Hastings has also served as a director of National Guardian Life Insurance Co. from 1981 to present.

James L. Possin (58), Madison, Wisconsin 2009
Mr. Possin is a tax consultant with James L. Possin CPA, LLC. In 1976, Mr. Possin started working at Grant Thornton LLP, a registered public accounting firm. From 1990 to 2007, he was a partner, where he advised on tax-related matters. Mr. Possin is a certified public accountant and holds degrees in accounting and law from the University of Wisconsin-Madison. We believe that Mr. Possin's background and current accounting and tax employment adds valuable accounting, tax and financial reporting experience to our board and will assist in our board's oversight of these matters.

THE BOARD RECOMMENDS A VOTE "FOR" ALL NOMINEES.

Members of the Board of Directors Continuing in Office

The following paragraphs provide information regarding the background and qualifications of the continuing members of our board of directors.

Class I — Term Expiring in 2011

Regina M. Millner (65), Madison, Wisconsin 1996
Ms. Millner is President of RMM Enterprises, Inc., which specializes in complex real estate projects and where she provides various legal, consulting and brokerage services for private clients and governmental agencies. She is an attorney, and has worked as an analyst and broker in commercial real estate for more than 30 years. We believe that Ms. Millner's analytical and financial skills that have been applied to commercial real estate, including the analysis of general market conditions, local and regional community and business trends, market risks and opportunities, and financial returns, are valuable to the board in its consideration of general economic conditions in our service area and the consideration and evaluation of risks and opportunities in our business.

Londa J. Dewey (49), Madison, Wisconsin 2008
Ms. Dewey is President of QTI Management Services, Inc., d/b/a The QTI Group, a human resources and staffing company, which she has held since 2007. Prior thereto, she was former President of the Private Client Group, and Market President, at U.S. Bank, where she was an employee from 1982 to 2007 and an Officer from 1985 to 2007. We believe that Ms. Dewey's experience with financial analysis, investment management, and risk assessment and management in the banking industry provides our board with valuable input on the identification, evaluation and assessment of financial and general business risks and the evaluation of strategies to address those risks and the implementation of our business strategy. Ms Dewey holds the following directorships: American Family Insurance; Chair of the Board, Meriter Health Services, Inc., and Meriter Hospital; director, Edgewood High School; director, University of Wisconsin Family Business Advisory Board; director and former Chair, Camp Manitowish YMCA Board; and Vice Chair, United Way of Dane County Foundation.

Thomas R. Stolper (61), Madison, Wisconsin 2008
Mr. Stolper is Chief Finan cial Officer and a d irector of TRA C Microbiology, Inc., a food and cons umer products testing , r esearch, auditing and consulting corporation, for 9 years, and is Executive Vice President and a director of Pro Chemicals LLC, a manufacturer of cleaning and sanitizing products, for 8 years. He is a certified public accountant with over 40 years in public accounting. He was a partner in Clifton Gunderson LLP, certified public accountants and consultants, for 31 years. Mr. Stolper provided auditing, tax, financial services and advic e for a broad arra y o f business entiti es. In addit ion, he was an ele cted m ember of the firm 's nation al board for 12 years. Mr. Stolper has served on numerous community and civic bo ards for more than 30 years inc luding thr ee terms as an el ected public official. We believe that Mr. Stolper's accounting, tax and auditing education and experience, as well as his business experience, assist our board in the review of accounting and financial reporting matters, the review of proposed strategic plans and initiatives, and the evaluation of our business risks and opportunities considering our service area and the community we serve.

Class II — Term Expiring in 2012

H. Lee Swanson (71), Cross Plains, Wisconsin 1988
Mr. Swanson is Chairman of the Board and Pres ident of SBCP Banc orp, Inc., and Chairman of the Board of th e State B ank of Cross Plains, with whi ch he has been associated for m ore than 44 years. As the Chief Execu tive Offi cer of a substanti al com munity banking organization, M r. Swanson brin gs extensive practical knowledg e w ith r espect to finance, cap ital markets and community relationsh ips, which we believ e to be im portant to the ope ration of our bus iness. Mr. Swanson also has considerable experience with the anal ysis and evaluation of financial information and the management of financial exposures and related risk.

John R. Nevin (66), Madison, Wisconsin 1998
Mr. Nevin is Ex ecutive Dir ector, Graing er Cen ter for Supply C hain Manag ement and Ch air, Marketi ng Depar tment at the Wis consin School of Busin ess, University of Wisconsin-Madison, where h e has b een a f aculty member for 39 years. We b elieve that Mr. Nevin's business education background (B.A., M.S . and PhD degrees in busin ess) and his business analy tical abilities (ext ensive eco nomic damage analysis of financ ial statements while s erving as an exp ert in li tigation) assist our boa rd in its consider ation and ana lysis of our business strategy and proposed projects and its evaluation of plan implementation and operational results.

Gary J. Wolter (55), Madison, Wisconsin 2000
Chairman, President and CEO of MGE Energy, Inc., and Madison Gas and E lectric Co., of which he has been an Officer since 1989 and an employee since 1984. Mr. Wolter is the only member of management on our board.

*   *Ages as of December 31, 2009.*

**   *Date when first became a director of MGE. Ms. Dewey and Mr. Stolper became directors of MGE Energy, Inc., in 2008. Mr. Possin became a director of MGE Energy in 2009. The other persons became directors of MGE Energy, Inc., when it became the holding company of MGE in August 2002.*

PROPOSAL 2 — RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The second proposal to be considered at the annual meeting is the ratification of our selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2010. If the shareholders do not ratify the selection or if PricewaterhouseCoopers LLP declines to act or otherwise becomes incapable of acting or if their appointment is otherwise discontinued, we will appoint other independent registered public accountants.

We selected PricewaterhouseCoopers LLP to audit our consolidated financial statements for 2010. PricewaterhouseCoopers LLP is expected to have a representative present at the 2010 annual meeting who may make a statement and will be available to respond to appropriate questions.

Our Audit Committee approves each engagement of the independent registered public accounting firm to render any audit or non-audit services before the firm is engaged to render those services. The Chairman of the Audit Committee or other designated Audit Committee member may represent the entire Audit Committee for purposes of this approval. Any services approved by the Chairman or other designated Audit Committee members are reported to the full Audit Committee at the next scheduled Audit Committee meeting. No de minimis exceptions to this approval process are allowed under the Audit Committee Charter; and thus, none of the services described in the following table were approved pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X.

Independent Registered Public Accounting Firm Fees Disclosure	2009 Fees	2008 Fees
Audit Fees:		
Audit of financial statements and internal controls	$712,000	$722,700
Review of SEC filings, comfort letters and comment letters	$3,500	$4,250
Total Audit Fees	$715,500	$726,950
Audit Related Fees:		
Services rendered for utility commission-mandated obligations	$10,500	$12,387
Total Audit Related Fees	$10,500	$12,387
Tax Fees:		
Services rendered to change tax method of accounting for repairs	$96,641	$0
Review of federal and state income tax returns	$32,600	$30,992
Total Tax Fees	$129,241	$30,992
All Other Fees:		
Fee to access online accounting standards library	$3,000	$3,000
Financial analysis for generation projects	$0	$93,400
Total All Other Fees	$3,000	$96,400

THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2010.

TRANSACTION OF OTHER BUSINESS

Our Board of Directors does not intend to present any business for action by our shareholders at the meeting except the matters referred to in this document. If any other matters should be properly presented at the meeting, it is the intention of the persons named in the accompanying form of proxy to vote thereon in accordance with the recommendations of our Board of Directors.

Whether or not you expect to be present at the meeting, please complete, sign, date and promptly return your proxy card in the enclosed postage-paid envelope, call the toll-free number or log onto the Internet.

Beneficial Ownership of Common Stock

The following table lists the ben eficial ownership of our commo n stock as of De cember 31, 2009 (except as otherwise noted), of each director and nominee, the individuals named in the summary compensation table and the directors and executive officers as a group, and each person known to us to be the beneficial owner of more than 5 percent of our outstanding common stock. In each case, the indicated owner has sole voting power and sole investment power with respect to the shares shown except as noted.

Name	Number of Shares Beneficially Owned	Percent of Outstanding Common Stock
Londa J. Dewey	2,000	*
Kristine A. Euclide	2,482 (1)	*
F. Curtis Hastings	3,788 *	
Regina M. Millner	1,368	*
Frederic E. Mohs	12,741 (2)	*
Scott A. Neitzel	3,457 (1)	*
John R. Nevin	2,351 *	
Jeffrey C. Newman	3,919 (1)(3) *	
James L. Possin	375 (4) *	
Thomas R. Stolper	1,000	*
H. Lee Swanson...	8,000	*
Peter J. Waldron	5,439 (3) *	
Gary J. Wolter	10,744 (1)(3) *	
All directors and executive officers as a group (15 persons)	66,324 (3)	*
BlackRock, Inc.	1,337,966 (5) 5.79%	

* *Less than 1 percent.*

(1) K. Euclide, S. Neitzel, J. Newma n and G. Wolter are directors of Madison Gas a nd Electric Foundation, Inc., and as such hav e shared voting and investment power in an additional 12,000 shares of our common stock held by the Foundation. The Foundation was formed by, and receives contributions primarily from, MGE, which contributions are used for charitable purposes.

(2) Includes 628 shares of common stock with respect to which Mr. Mohs is trustee of a trust for the benefit of his children.

(3) Includes common stock held b y executive officers in the MGE 4 01(k) defined contribution plan with respect to which those p ersons have sole voting and investment power: J. Newman, 84 shares; P. Waldron , 1,771 shares; G. Wolter, 150 shares; and executive officers as a group, 5,724 shares.

(4) Mr. Possin became a dir ector o n November 18 , 2009. In accordance with MGE Energ y Corporate Governance Guid elines, directors and executives are required to purchase at least $25,000 of common stock, which may be purchased over a period of five years from the time of their initial election.

(5) Information con tained on S chedule 13G filed with the S ecurities and Exchange Comm ission for year ended D ecember 31, 20 09, f iled b y BlackRock, Inc., 40 East 52nd Street, New York, New York 10022.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires o ur directors, executive officers and persons who own more than 1 0 percent of ou r common stock to file r eports of ownership and changes in owner ship with the Securiti es and Ex change Commission (SEC). Those per sons are also required to f urnish us with copies of all such reports. B ased solely on our r eview of the copies of the r eports receiv ed by us and written representations from certain r eporting persons, we note th at all of our dir ectors and executive officers (we do not have any greater than 10 percent shareholders) filed all required reports during or with respect to the year ended December 31, 2009, on a timely basis.

Our Board provides oversight with respect to th e Company's long-term strategic plan, business in itiatives, major capital projects and budget matter s. Members of the Board are k ept informed of our business b y various reports and documents provided to them on a regular basis inc luding operating and financial reports made at Board and Committee meetings by the Chief Executive Officer and other officers.

Board Leadership Structure

Our Chief Exe cutive Offi cer s erves as the Cha irman of our board of directors, and Mr. Mohs, who is an independent member of our board as determined under the guid elines adopted by the Nasdaq Stock Market, Inc, ser ves as our lead director. Upon the completion o f Mr. Mohs' term in May 2010, our board has selected Regina M. Millner to serve as lead director. Ms. Millner is also an independent member of our board as determined under the Nasdaq guidelines and has served as a member of our board since 1996.

Our board belie ves that its current leadership structure encourages independent director particip ation and eng agement while der iving the ben efit of having our Chief Execut ive Officer also serve as Chairman of the board. As the i ndividual with primary responsibility for managing the Company's day-to-day operations, h e is b est positioned to chair regu lar b oard meetings as we discuss key business a nd strategic issue s. C oupled with an independent lead director, th is combined structure provides in dependent overs ight while avoiding unnecessary con fusion reg arding th e boar d's oversight responsibilities and day-to-day management of business operations.

Our lead dir ector cal ls m eetings of the board or execu tive s essions with our independen t director s; chairs ex ecutive s essions o f the indep endent directors; provides input to the Chairman on the scope, quality , quantity and timeline ss of the information provided to the boa rd; serves as a non-exclusive con duit to th e Chairman of v iews and conc erns of ou r independent directors; and ch airs our Corporate Governance C ommittee, whic h monitors the composition and structur e of our board and assists in board recru itment efforts . Mr. Mohs, our current lead direct or, also ch airs our Compensation Committee, which sets executive compensation policy for the Company as described below under Executive Compensation.

Risk Oversight

Our board is involved in the process of overseeing the primary operational, financial and regulatory risks that we face in the conduct of our business. Trends in econo mic, business and com modity market condi tions; legislative and regulator y in itiatives and their poten tial or act ual eff ects up on operations and capital expenditures; and operational issues are recurring matters considered by our board in the course of their regular meetings. Our Chief Exe cutive Officer genera lly l eads in the i dentification of risk discussion matters; however, all of our directors are en couraged to init iate discussion at an y time, eith er directly or throug h our lead di rector, on an y areas of concern, including risk identification an d assessment, controls, management and oversight. In addition, our board periodically meets with management to receive and discuss reports regarding the risks faced in the various areas of the Company and the policies, processes and controls in place to assess and manage those risks.

Committees

Our Board has four standing co mmittees, the pr incipal responsi bilities of which are descr ibed b elow. Th e follo wing table sets f orth the curr ent membership of each committee and the number of meetings held during 2009:

Name	Audit Committee	Compensation Committee	Executive Committee	Corporate Governance Committee	
Londa J. Dewey				X	
F. Curtis Hastings	X			X	
Regina M. Millner	X			X	
Frederic E. Mohs (1)...	X	X(2)	X	X	(2)
John R. Nevin	X	X		X	
James L. Possin	X			X	
H. Lee Swanson..	X (2)	X	X	X	
Gary J. Wolter			X		
Number of Meetings..	6(3)	1 0		1	

(1) Lead Independent Director.
(2) Committee Chairperson.
(3) Consists of fou r meetings of the Co mmittee and two meetings of one or more of the Com mittee m embers and a repres entative of our independent registered public accounting firm to discuss periodic report filings with the SEC.

Corporate Governance Committee

The Corporate Governance Committee is responsible for taking a leadership role in shaping corporate governance of the Company. The committee reviews and makes recommendations to the board regarding corporate governance principles applicable to the Company and concerning board and committee organization, membership, function and effectiveness. Our board has adopted a Corporate Governance Committee Charter, which is posted on our Web site at www.mgeenergy.com/corpgov. More information regarding our corporate governance practices can be found at our Web site. Each of the members of the committee is independent as defined in applicable Nasdaq Stock Market, Inc., listing standards.

The Corporate Governance Committee also reviews candidates for our Board and makes nominations of appropriate candidates for election to the board. As stated in our Corporate Governance Guidelines, the candidate review criteria includes characteristics such as integrity, business experience, knowledge and independence of judgment, as well as diversity in business backgrounds in order to bring different experiences and perspectives to the board. Diversity in personal background, race, gender, age and nationality, for the board as a whole, may be taken into account in considering candidates. While screening candidates, the committee will examine potential conflicts of interest including interlocking directorships and substantial business, civic and social relationships with other members of the board that could impair a prospective board member's ability to act independently.

The Corporate Governance Committee also considers qualified director candidates suggested by our shareholders. Shareholders can suggest candidates by writing to MGE Energy, Inc., Post Office Box 1231, Madison, Wisconsin 53701-1231, Attention: Corporate Secretary. Submissions should describe the candidate's background, experience and ownership of our shares and otherwise address the factors considered by the Committee as described in our Corporate Governance Guidelines posted on our Web site at www.mgeenergy.com/corpgov. The Corporate Governance Committee will apply the same standards in considering candidates recommended by shareholders as it applies to other candidates. In 2010, the director nominees are currently directors.

Audit Committee

Our board has an Audit Committee that oversees our relationship with our internal auditors and independent registered public accounting firm and discusses with them the scope and results of their audits, accounting practices and the adequacy of our internal controls. The Audit Committee also reviews all "related party transactions" for potential conflict of interest situations. A related party transaction is a transaction between us and our directors, executive officers or their immediate family members that are required to be disclosed pursuant to applicable SEC rules. The Committee has a written charter which is posted on our Web site at www.mgeenergy.com/corpgov.

The Audit Committee has established a policy to preapprove all audit and non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Preapproval is generally provided for up to one year. Any preapproval is detailed as to the particular service or category of services and is subject to a specific budget. Once preapproved, the services and preapproved amounts are monitored against actual charges incurred and modified if appropriate.

The Audit Committee consists of six independent directors, each of whom our board has determined has no material relationship with us and is otherwise independent under the listing requirements of the Nasdaq Stock Market, Inc., and the Company's Directors Independence Standards set forth in our Corporate Governance Guidelines. In addition, all Audit Committee members must meet the heightened standards for independence for Audit Committee members imposed by the SEC. Under those heightened standards, a director may not serve on the Audit Committee if the director (i) has received any consulting, advisory or other compensatory fees from us (other than in his or her capacity as a director) or (ii) is affiliated with us or any of our subsidiaries. Our board of directors has determined that Mr. Swanson and Mr. Possin are "audit committee financial experts," as defined by applicable SEC rules, and determined that they are independent under the independence standards applicable to audit committee members under the listing requirements of the Nasdaq Stock Market, Inc.

Compensation Committee

The function of the Compensation Committee is to review the salaries, fees and other benefits of officers and directors and recommend compensation adjustments to the board. The board has adopted a Compensation Committee Charter which is posted on our Web site at www.mgeenergy.com/corpgov. See "Executive Compensation - Compensation Discussion and Analysis" for further information regarding the role of the Compensation Committee.

The Compensation Committee consists of three directors, each of whom the board has determined has no material relationship with us and is otherwise independent under the listing requirements of Nasdaq Stock Market, Inc., and the Company's Directors Independence Standards.

Executive Committee

The Executive Committee acts in lieu of the full board and between meetings of the board. The Executive Committee has the powers of the board in the management of our business and affairs, except action with respect to dividends to shareholders, election of principal officers or the filling of vacancies on the board or committees created by the board.

Director Independence

Our board makes an annual assessment of the independence of our directors under the independence guidelines adopted by Nasdaq Stock Market, Inc. Those guidelines are generally aimed at determining whether a director has a relationship which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out their responsibilities as a director. The guidelines identify certain relationships that would affect independence, such as a current or past employment relationship with us, the receipt by the director or one of his or her family members of compensation in excess of $60,000 from us for other than board or board committee service and commercial relationships exceeding specified dollar thresholds. These guidelines are also contained in our Corporate Governance Guidelines, which are posted on our Web site at www.mgeenergy.com/corpgov.

Our board has determined that each of Mses. Dewey and Millner and Messrs. Hastings, Mohs, Nevin, Possin and Swanson are independent under the Nasdaq Stock Market, Inc., definition of independence. In reaching that determination, the board considered certain relationships or arrangements that are described below. In each case, the amounts involved in the transactions between us and our subsidiaries, on the one hand, and the companies with which a director or an immediate family member is associated, on the other hand, fell below the amounts identified in our Corporate Governance Principles and Nasdaq Stock Market, Inc., requirements as being thresholds for concerns about their effect on director independence. Because we provide utility services through our subsidiary, MGE, and many of our directors live in the area served by MGE, many of our directors are affiliated with entities that receive utility services from MGE. Similarly, because we and our subsidiaries are active in the community and make substantial charitable contributions and many of our directors live in communities served by MGE and are active in those communities, many of our directors are affiliated with charities that receive contributions from us and our subsidiaries. In addition to those relationships and arrangements, our board also considered the following:

Mr. Hastings is Chairman of J.H. Findorff & Sons, Inc., a commercial and industrial general contractor, from whom we have purchased construction services pursuant to competitive solicitations for such services. MGE payments to J.H. Findorff & Sons, Inc., for services rendered were zero for 2009 and 2008 and less than 1 percent of J.H. Findorff & Sons, Inc.'s gross annual revenue for 2007.

Ms. Dewey is a director of Meriter Hospital and Meriter Health Services, which is a large customer of our gas and electric service. She is also President of QTI Management Services, Inc., d/b/a The QTI Group, a human resources and staffing company from which we have procured temporary employment services and non-executive consulting services. Ms. Dewey is not involved in, and does not benefit from, the performance of those services. MGE's payments to QTI Management Services, Inc., resulted in less than one quarter of one percent of QTI Management Services, Inc.'s gross annual revenue for 2009, 2008 and 2007 and were immaterial under Nasdaq Stock Market, Inc.'s independence guidelines.

Related Person Transactions

We have a written policy for the review, approval or ratification of any transaction with the Company or its subsidiaries involving an amount in excess of $120,000 in which any director, executive officer, nominee for director or any of their immediate family members had a material interest, as contemplated by Item 404(a) of the SEC's Regulation S-K. Under these policies and procedures, our Audit Committee reviews any transactions identified by our Director - Internal Audit based upon information gathered by our Director - Internal Audit. Based upon that review, the Committee either approves or rejects the identified transaction. Information gathered by our Director - Internal Audit includes:

- The related person's relationship to the Company and interest in the transaction.

- The material facts of the transaction, including size, time frame and consideration.

- The manner in which the transaction was procured, including the process used, the persons involved and the factors considered in entering into the particular transaction.

- The availability of other sources of comparable goods and services.

The purpose of the information is to enable our Audit Committee to perform its review and to consider whether the transaction is on terms that are at least as favorable to the Company as achievable from an unaffiliated third party or, in the case of unique or sole source procurements, whether the transaction is fair to the Company.

Thomas Stolper joined our board of directors in December 2008. Mr. Stolper's brother, Daniel Stolper, and his sister-in-law, Barbara Neider, are partners in the law firm of Stafford Rosenbaum LLP. That firm has provided a variety of legal services to the Company and its subsidiaries for more than 50 years, including 2009, and continues to provide those services. During 2009, we paid total fees of $2,200,000 to Stafford Rosenbaum LLP for a variety of legal services. Our Audit Committee reviewed these transactions and concluded, in view of the long-standing relationship between the Company and the law firm, the nature of the services and the manner in which they are requested, that the transactions were at least as favorable to the Company as would be obtainable from a third party.

Nonemployee Director Compensation

Directors who are our employees receive no additional fee for service as a director or a Committee member. In 2009, nonemployee directors received cash payments and reimbursements as shown in the table below.

Name (a)	Fees Earned or Paid in Cash ($)(1) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Londa J. Dewey	42,500	—	—	— — —			42,500
F. Curtis Hastings	42,500	—	—	— — —			42,500
Regina M. Millner	43,544	—	—	— — —			43,544
Frederic E. Mohs	52,500	—	—	— — —			52,500
John R. Nevin	43,400	—	—	— — —			43,400
James L. Possin	8,789 (2)	—	—	— — —			8,789
Thomas R. Stolper	46,700 (3)	—	—	— — —			46,700
H. Lee Swanson	57,700	—	—	— — —			57,700

(1) Consists of the amounts described below under "Cash Compensation."
(2) Mr. Possin became a director on November 18, 2009.
(3) Includes amounts paid for attending director educational services.

Cash Compensation

- Attendance Fees: Each nonemployee director received a fee of $1,400 for attendance at Board meetings and a fee of $900 for attendance at committee meetings to which they are a member or to which they are invited. Directors receive $1,400 for each director educational activity that they attend.

- Annual Retainer Fee: Each nonemployee director receives an annual retainer fee of $17,000.

- Chairmanships: The committee chairperson of the Audit Committee is paid an additional $12,500 annually, the committee chairperson of the Corporate Governance Committee is paid an additional $7,500 annually and the committee chairperson of the Compensation Committee is paid an additional $2,500 annually.

The board met 15 times in 2009. Each member of the board attended more than 75 percent of the total number of meetings of the board and the committees on which he or she served.

Policy Regarding Annual Meeting Attendance

Our policy is to encourage our directors to attend the annual meeting of shareholders. For the past five years, all of our directors were present at each of the annual meetings with the exception of one director who was not able to attend one meeting.

Audit Committee Report

Our Audit Committee consists of six independent directors who, pursuant to the Committee's Charter, oversee our financial reporting process on behalf of our board. Their duties and responsibilities are briefly described above under "Committees - Audit Committee" and are set forth in more detail in the Audit Committee Charter adopted by the board. The Audit Committee Charter is available on our Web site at www.mgeenergy.com/corpgov.

Our Audit Committee has issued the following report:

In the course of fulfilling our responsibilities, we have:

- Discussed with the Company's internal auditors and independent registered public accounting firm the overall scope, plans, and results of their respective audits;

- Reviewed and discussed with management the audited financial statements for the year ended December 31, 2009;

- Discussed with the representatives of our independent registered public accounting firm, PricewaterhouseCoopers LLP, all matters required to be discussed by *Statement on Auditing Standards No. 61*, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T;

- Received the written disclosures and the letter from our registered public accountants, PricewaterhouseCoopers LLP, as required by applicable requirements of the Public Company Accounting Oversight Board regarding an independent accountant's communications with audit committees concerning independence;

- Discussed with PricewaterhouseCoopers LLP their independence from the Company and management; and

- Considered whether the provision by PricewaterhouseCoopers LLP of non-audit services is compatible with maintaining their independence.

Based on the foregoing, we have recommended to the board that the audited financial statements referred to above be included in our annual report on Form 10-K and the annual report to shareholders for the fiscal year ended December 31, 2009.

F. Curtis Hastings	John R. Nevin
Regina M. Millner	James L. Possin
Frederic E. Mohs	H. Lee Swanson (Chair)

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Our compensation program is administered by the Compensation Committee of our board of directors. John R. Nevin, H. Lee Swanson and Frederic E. Mohs (the Chair) currently sit on the Committee. Each of them is an independent director under Nasdaq Stock Market, Inc., listing requirements.

In setting base salaries for 2009, the Committee considered the economic and regulatory climate and determined to freeze those salaries. The Committee, in consultation with its independent compensation consultant, provides overall guidance for our executive compensation policies and programs and recommends the amounts and elements of compensation for our executive officers. Our independent directors are responsible for the final approval for those recommendations, as they relate to the compensation of our Chief Executive Officer; and our board, including our CEO, is responsible for the final approval for those recommendations as they relate to the compensation of our executive officers other than our CEO.

In other years, the Committee has considered compensation paid by other companies, including amounts and elements, based upon information gathered by their consultant. This information was used to establish general parameters to assist the Committee in accomplishing its policy of targeting annual compensation levels at or below competitive market median levels. Specific individual targets or Company performance formulas were not set. Rather, market-based salary ranges are examined for each position, and an executive's positioning within that range was determined by that individual's experience in their position, as well as the Company's evaluation of each individual's performance during the year. As a result, an individual executive's compensation was ultimately set based upon a subjective evaluation of his or her role, responsibilities, experience, skills, accomplishments and contributions. The Committee expects to use this approach in 2010.

Compensation Objective and Strategy

The principal goal of our compensation program is to pay employees, including all of our executive officers, at levels which are:

- Reflective of how well we are achieving our corporate mission;

- Consistent with our current financial condition, recent earnings, rates and total shareholder return and the projected change in the Consumer Price Index;

- Reflective of each individual's performance, experience and overall actual and potential contribution to our Company; and

- Competitive in the marketplace for similarly-situated employees.

Our Compensation Committee strives to administer our compensation programs in a manner that is fair and consistent over time. Through our compensation design (and with the help of the Committee's independent compensation consultant), the Committee seeks to:

- Foster an organizational culture to encourage executives to make decisions that create shareholder value within the framework of our corporate objectives;

- Use a clear, simple-to-understand reward design to allow the Company to attract and retain competent management talent necessary to continue to improve the Company's long-term performance;

- Offer employees competitive pay with an additional opportunity to earn above-market pay when Company and individual performance exceeds expectations; and

- Support our compensation program with appropriate performance management and communications efforts.

Our compensation program is designed to focus on performance measures that are critical to our business success. These measures include earnings, our credit rating, system reliability, customer satisfaction and implementation of specific objectives developed jointly by management and our Board of Directors.

Our compensation program is designed to promote a performance-based culture that rewards both overall Company performance and individual accountability. This means that in addition to assessing Company performance as a whole, the Committee considers individual performance and contributions in determining pay levels. Toward this end, specific individual targets or Company performance formulas are not set. Instead, market-based salary ranges are examined for each position, and an executive's positioning within that range is determined by that individual's experience in their position, as well as the Company's evaluation of each individual's performance during the year. The Committee believes that this approach best rewards the Company's highest performers, while enabling the Company to maintain aggregate compensation expense that is at or below market median.

In addition to its review of external competitive factors, the Committee also considers internal equity among colleagues in determining compensation levels. Toward this end, the Committee uses the projected increase in the Consumer Price Index as a guideline for the aggregate annual increase in pay for both executives and employees. This means that while the Committee considers competitive pay data for specific positions, such data is not the sole factor considered in setting pay levels as the Committee believes promoting internal equity helps to provide long-term stability among its senior management.

To better align the Company's pay packages with the interests of our shareholders and customers, our Committee believes it is important to place a significant amount of an executive's total compensation at risk in the form of variable pay. This means that for select senior executives, an additional long-term incentive plan was created that gives executives the opportunity to earn additional cash awards based on the performance of the Company over a multiyear period of time. Actual award levels are determined based on a variety of factors determined by the Committee including Company performance, individual performance and market data. Long-term incentive targets under this program for the 2009 annual award cycle were 30 percent of each executive's base salary. In any given year, grants under the program can range from zero to 30 percent of an executive's base salary, with the expectation that awards will generally be between 10 and 30 percent of an executive's base salary.

Our compensation strategy is to promote a long-term commitment to the Company. This means that while we believe compensation should have a strong performance link, we also believe the Company benefits from creating a team of tenured, seasoned professionals with significant industry experience. To encourage the long-term commitment we seek, the long-term incentive portion of our compensation structure offers awards that vary in value directly with increases and decreases in our stock price and dividends paid to shareholders. Awards under this long-term incentive plan generally vest over five years (except the initial year, which vests over four years) and all awards have "back-loaded" vesting, which means the majority of the value of the award vests in the later years. The purpose of this vesting mechanism, combined with the annual grant design, is to promote long-term retention and stability among the senior management team by creating significant potential forfeitures of value for employees who depart prior to the conclusion of the vesting period. The Committee believes this approach will appropriately reward our executives while protecting the Company's long-term investment in its executives.

Our Compensation Committee does not believe that our policies and practices with respect to executive and non-executive compensation are likely to encourage risk-taking outside our established policies, practices and risk management programs.

Role of the Compensation Committee

The Compensation Committee, in consultation with its independent compensation consultant and the other independent directors on our board, determines the amounts and elements of compensation for our executive officers and provides overall guidance for our executive compensation policies and programs. The Committee's function is described in its charter, which has been approved by our full board of directors and can be found in the corporate governance section of our Web site at www.mgeenergy.com/corpgov.

In making compensation decisions, the Committee is generally advised by its independent compensation consultant, Pearl Meyer & Partners (PM&P). The consultant was hired directly by the Committee, and the Committee retains full autonomy to direct the consultant's activities. At the time of its hiring, the consultant had no prior relationship with our CEO or any of our Company's senior management. The consultant performs no services for the Company other than those requested by, or on behalf of, the Committee. The consultant also has no contract with the Company and remains subject to termination at any time for any reason deemed sufficient by the Committee.

In this process, the compensation consultant may interact directly with our CEO, Assistant Vice President of Human Resources, Company legal counsel and/or the Chief Financial Officer and their staffs to provide the Committee with relevant compensation and performance data for our executives and the Company. In addition, the consultant may seek comment and feedback from specific members of our Company's management to the extent that the consultant finds it necessary or desirable to do so.

To arrive at informed decisions, the Committee collects and/or considers input from various sources and may invite certain senior executives or non-Committee board members to attend Committee meetings to discuss executive compensation and individual performance. Subject to the Committee's direction, invitees provide additional insight, suggestions or recommendations regarding compensation decisions. Deliberations generally occur with input from the compensation consultant, management or other board members. Only independent board members may vote on compensation decisions for the CEO, which are always done without the CEO or any other members of management being present.

As noted for 2009, the Committee implemented a recommendation from management to freeze 2009 base salaries for executive officers at the 2008 levels as one of several measures to control expenses during 2009. As a result, the Committee did not engage the use of its consultant to compile market data as much as has been the case in prior years. The discussion that follows describes the process that was used to establish 2008 base salaries, which were frozen in 2009, and the process that was used to establish annual bonus awards and long-term incentives.

Compensation/Benefits Structure

Our compensation and benefits structure involves the following:

- Pay Levels: Determination of the appropriate pay opportunity;

- Pay Mix: Determination of each element of compensation, its purpose and design and its relationship to the overall pay program; and

- Pay for Performance: Determination of the performance measures and goals used in the pay programs.

Pay Levels

Pay levels for all employees, including our "named executive officers" (NEOs), are determined based on a number of factors, including each individual's roles and responsibilities, the projected increase in the Consumer Price Index, the individual's experience and expertise and expected contribution, pay levels for peer positions within the Company, pay levels for similar job functions in the marketplace and performance of our Company as a whole. The Committee recommends pay levels for all of our executive officers. The independent directors of the Board have final approval for CEO pay. All directors including the CEO have approval authority for pay levels of the other NEOs.

The Committee assesses "competitive market" compensation using a number of sources with the help of survey materials evaluated in conjunction with its outside consultant. The Committee (with the assistance of its outside consultant) considers the construction of its peer group, as well as what other compensation data sources should be used to determine appropriate pay ranges.

	Companies Used for Compensation and Benchmark Purposes	
ALLETE, Inc.	CH Energy Group, Inc.	Otter Tail Corporation
Alliant Energy Corporation	El Paso Electric Company	UIL Holdings Corporation
Aqua America, Inc.	The Empire District Electric Company	Wisconsin Energy Corporation

Executive salaries are established to reflect competitive salary levels for similar positions in similar-sized gas and electric utilities, similar-sized companies outside of the utility industry and other utilities located in the state of Wisconsin. For these reasons, the peer group of companies listed above is used for compensation comparison and pay benchmark purposes. Where applicable, peer company information may be supplemented with general and industry-specific survey data that provides position-based compensation levels across broad industry segments.

Relative to the competitive market data, our Committee does not set a specific targeted percentile as part of its compensation philosophy. An executive's positioning against the competitive labor market would reflect that executive's experience, marketability and performance over a period of time. While we use benchmarking as described above in determining appropriate compensation ranges, the Committee avoids making "automatic" adjustments based on an employee's positioning relative to the market. The Committee believes this approach better utilizes competitive data to facilitate rather than drive the Company's pay decisions, which results in appropriate recognition of our top performers.

Depending on whether Company and individual performance meets expectations, realized total compensation during any given year may be above or below the benchmark compensation levels. The amount and structure of compensation can also vary by executive due to negotiations and competitive pressures inherent in attracting and hiring experienced utility managerial talent in the utilities industry. To help attract and retain such talent, the Committee also seeks to provide an appropriate level of employee benefits comparable to those in the utility industry and to publicly traded companies in the state of Wisconsin.

In structuring total compensation, the Committee is also sensitive to the needs of other constituent stakeholders. At the present time, the Committee believes that total direct compensation levels for our NEOs remain at or below competitive market median levels.

Pay Mix

Our compensation program consists of each of the following components:

- Base Salary: Fixed pay over standard time periods in an amount based upon an individual's experience, expected contribution and demonstrated level of individual performance;

- Annual Bonus: Our annual plan is designed to reward business achievements. Awards are based upon an evaluation and judgment of actual achievements during the past year;

- Long-Term Incentives: Cash awards tied to increases in shareholder value over periods of time exceeding one year. Long-term awards help align the financial interests of our executives with those of our shareholders, reward achievement of our strategic goals and initiatives, and provide critical stability among management through retention features. The Company does not currently grant any stock options or other form of stock-based equity to its executives. Accordingly, the current cash long-term incentive program, also referred to as our performance unit plan, is the Company's sole long-term compensation vehicle.

- Benefits: Additional programs offered to provide tax-advantaged income deferral and investments, appropriate health care coverage and other benefits which assist our Company to attract and retain the best employees.

Base Salaries

In setting base salaries for 2009, the Committee and the board focused on the economic and regulatory climate at the time of review. After their reviews, the Committee recommended and the board approved freezing base salaries for 2009.

Annual Bonus Awards

The annual bonus awards are designed to reward business achievements and to reflect the overall quality of Company performance. Bonus awards are considered for all of our senior executives. Consistent with our Company's pay level strategy, the annual bonus levels are set to generate target annual cash compensation (i.e., the sum of base salary plus target bonus award amounts) at or below competitive market median levels. In 2010, our bonus awards payout was based on 2009 performance. In reaching its determination as to the amount of the bonuses, the Committee and the board considered the following items:

- Earnings per share finished at $2.21 in 2009. These were solid earnings for the year despite lower electric sales as a result of economic and weather conditions.

- Electric reliability performance for 2009 continues to be ranked in the top 10 percent of the prior three-year average for the industry. Customer satisfaction ratings remained high in 2009.

- MGE continues to be the highest-rated combination gas and electric utility in the country by Standard & Poor's.

- MGE's green pricing program, Green Power Tomorrow, received the Green Power Program of the Year award from the Department of Energy for our exceptional achievements in expanding our green energy program.

- The Company produced savings of more than $7,100,000 for customers under the Gas Cost Incentive Mechanism and had gas commodity costs below the statewide average for Wisconsin utilities.

Based on the Committee's assessment of 2009 performance and the Committee recommendation, aggregate bonuses of $605,000 were awarded to the NEOs as compared to $563,000 for 2008. Awards were made based on an evaluation of the quality of NEO and Company performance in each of these years and based on the assessment of the factors discussed above.

Long-Term Incentives

In 2006, PM&P recommended, and the Board approved, a new cash long-term incentive plan known as the 2006 Performance Unit Plan. Under this Plan, selected executives of the Company are eligible to receive performance units, representing the right to receive a cash payment upon settlement, subject to meeting specified vesting requirements. The Committee believes the use of performance unit awards under the Plan helps balance the Company's previous reliance on the annual bonus awards by tying significant additional incentives to stock-price performance achieved over multiyear periods of time.

The annual grants under the Plan are reviewed and recommended by the Committee, and approved by our Company's independent directors. The grant date for these annual awards occurs on the meeting date at which the grants are approved or a designated date subsequent to the meeting. Administration of the awards is managed by our internal Human Resources and Finance Departments, and specific instructions related to timing of grants are given directly from the Committee.

The performance unit awards made under the Plan during 2009 carry a five-year vesting requirement (vesting 60 percent at the end of 2011 and an additional 20 percent at the end of each of 2012 and 2013). The awards will vary in value based on changes in the Company's stock price, and awards contain the right to participate in dividend payments on the same terms and conditions as our shareholders.

Our Committee believes that combining the annual bonus awards and the performance unit awards provides appropriate short- and longer-term incentives to perform while creating additional and necessary retention for our key executives. Also, using multiyear awards settled in cash helps protect our shareholders against equity-based dilution that would otherwise occur from typical stock-based, long-term awards, though such cash-settled awards are accounted for differently, and potentially less favorably to the Company, than stock-based awards. The Committee currently believes that the advantages gained from protecting against equity-based dilution outweigh these accounting considerations. In January 2009, performance unit awards were targeted at 30 percent of an executive's base salary. Awards during any given year (except the initial year, which contained an additional start-up grant) may not have a grant date value exceeding 30 percent of an executive's base salary.

The Committee believes the 2006 Performance Unit Plan is responsive to a need to retain and reward our key executives consistent with market pay levels, is mindful of total compensation cost, keeps compensation for recipients more competitive with the market and promotes internal equity among colleagues who regularly work together.

Due to the Company's lack of any equity award program, the Committee determined that a "gap" existed when comparing total direct compensation for senior executives versus market. Accordingly, target long-term incentive award levels are set by the Committee to help reduce this gap between market total direct compensation and comparable pay at the Company. However, award levels are not designed to and may not necessarily eliminate any such deficits between total direct compensation at the Company and comparable market pay.

Other Benefits

As Company employees, our NEOs are eligible to participate in all of the broad-based, Company-sponsored benefits programs on the same basis as other full-time salaried employees. These include the Company's health and welfare benefits (e.g., medical/dental plans, disability plans, life insurance, etc.). Executives also participate in the Company's pension and 401(k) retirement plans.

The Company also offers certain executives, including the NEOs, supplemental retirement benefits under individual income continuation agreements (Agreements). Retirement benefits under the Agreements supplement benefits from the qualified pension plan that would have been payable under the pension plan in the absence of legislation limiting earnings that may be considered in calculating benefits and the amount actually payable under the pension plan. The benefit formula is outlined in the Pension Table.

Post-Termination Compensation

The Company recognizes that, as with any public company, it is possible that a change of control of the Company may take place in the future. The Company also recognizes the threat or occurrence of a change in control can result in significant distractions of key management personnel because of the uncertainties inherent in such a situation. The Company also believes that it is essential and in the best interests of its shareholders to retain the services of its key management personnel in the event of a threat or occurrence of a change in control and to ensure their continued dedication and efforts in such event. In keeping with this belief and its objective of retaining and motivating highly talented individuals to fill key positions, the Company has entered into severance agreements with all of the NEOs.

The severance agreements guarantee the named executive officers specific payments and benefits upon termination of employment as a result of change of control of the Company or if the employee voluntarily terminates employment within a specified period following a change in control. Additional details of the terms of the change in control agreements are provided in the "Potential Payments on Employment Termination or Change in Control" section of this Proxy Statement.

Impact of Tax and Accounting on Compensation Decisions

As a general matter, the Committee considers the various tax and accounting implications of compensation vehicles employed by the Company. As previously mentioned, cash-settled performance unit awards based on the Company's share price may carry accounting charges that differ from similar stock-based awards, but have been selected by the Committee as the best long-term compensation vehicle due to the Committee's desire to minimize shareholder dilution.

Compensation Committee Report

The Compensation Committee of the board of directors of MGE Energy oversees the Company's compensation program on behalf of the board. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis set forth in this Proxy Statement.

In reliance on the review and discussions referred to above, the Compensation Committee recommended to the board that the Compensation Discussion and Analysis be included in this Proxy Statement, which is incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

    Frederic E. Mohs (Chair)
    John R. Nevin
    H. Lee Swanson

2009 Summary Compensation Table

Shown below, in the table form at prescribed by the SEC, are the elements of compensation paid or earned by our chief executive officer, our chief financial officer and our three most highly compensated executive officers (other than our chief executive officer and chief financial officer) during the past three years. As described in the preceding Compensation Discussion and Analysis, that compensation includes, among other things, base salary, shown in the "Salary" column, annual bonus awards, shown in the "Bonus" column, and the cash-based performance unit awards, shown in the "Stock Awards" column. Although awards under the 2006 Performance Unit Plan are ultimately paid in cash — and not stock — their on-going value is derivative of movements in the price of our common stock, and so the awards are accounted for much like stock-based awards. As required by SEC rules, the amount shown in the "Stock Awards" column reflects the grant date fair value, for the awards made in the indicated years to each of those officers under the 2006 Performance Unit Plan.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($)(1) (e)	Option Awards $ (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(2) (h)	All Other Compensation ($)(3) (i)	Total ($) (j)
Gary J. Wolter	2009	469,884	215,000	140,994		326,030		25,039	1,176,947
Chairman, President and	2008	461,020	198,000	133,004			309,504	24,778	1,126,306
Chief Executive Officer	2007	438,296	210,000	171,338	—	—	146,226	23,926	989,786
Jeffrey C. Newman..............................	2009	224,664	95,000	62,995			112,877	15,800	511,336
Vice President, Chief Financial	2008	206,632	85,000	60,014			89,216	14,675	455,537
Officer, Secretary and Treasurer	2007	197,712	88,000	77,297	—	—	33,083	14,082	410,174
Kristine A. Euclide	2009	235,320	100,000	70,615			169,541	12,559	588,035
Vice President and	2008	231,584	95,000	67,272			142,525	11,228	547,609
General Counsel	2007	221,584	99,000	86,632	—	—	96,738	7,325	511,279
Scott A. Neitzel	2009	244,296	105,000	73,325			139,281	16,807	578,709
Vice President -	2008	236,892	95,000	66,664			117,904	16,013	532,473
Energy Supply	2007	219,580	99,000	85,861	—	—	58,635	14,880	477,956
Peter J. Waldron	2009	208,224	90,000	62,485			148,904	13,238	522,851
Vice President	2008	205,170	85,000	59,527			125,164	8,127	482,988
and Operations Officer	2007	196,326	88,000	76,697			62,774	11,871	435,668

(1) The amounts in this column reflect the grant date fair value of the equity awards made to the NEOs under our 2006 Performance Unit Plan. Under the plan, a single award was made to each NEO in 2008 and 2009 and two awards were made in 2007, one award in respect of 2007 and one in respect of 2006, which was the intended start-up year of the plan. The plan is described above under "Compensation Discussion and Analysis - Long-Term Incentives," and the vesting applicable to awards under the plan is described below in the "Outstanding Equity Awards at December 31, 2009" table.

(2) The amounts shown in this column include (i) the increase in actuarial present values of each of the NEO's accumulated benefits under our Retirement Plan and Income Continuation Agreements and (ii) the above-market earnings on nonqualified deferred compensation. The change in the actuarial present value of accumulated pension benefits in 2009 are $311,114 for Mr. Wolter, $111,956 for Mr. Newman, $163,270 for Ms. Euclide, $137,185 for Mr. Neitzel and $148,054 for Mr. Waldron. Above-market earnings on deferred compensation in 2009 are $14,916 for Mr. Wolter, $921 for Mr. Newman, $6,271 for Ms. Euclide, $2,096 for Mr. Neitzel and $850 for Mr. Waldron.

(3) Amounts shown for all other compensation are Company contributions to a 401(k) defined contribution plan, pay for unused vacation, and a premium reimbursement for low sick leave usage. The 401(k) Company contributions for 2009 were $7,350 for Mr. Wolter, $6,639 for Mr. Newman, $6,156 for Ms. Euclide, $6,891 for Mr. Neitzel and $5,911 for Mr. Waldron. Pay for unused vacation in 2009 was $17,169 for Mr. Wolter, $8,641 for Mr. Newman, $5,883 for Ms. Euclide, $9,396 for Mr. Neitzel and $6,807 for Mr. Waldron. Each of the NEOs received pay equal to their long-term disability premium of $520.

2009 Grants of Plan-Based Awards Table*

Name (a)	Grant Date (b)	Date of Compensation Committee Action	Estimated Future Payouts Under Equity Incentive Plan Awards Target (#) (g)	Exercise or Base Price of Option Awards ($/sh) (k)
Gary J. Wolter	01/16/2009	01/16/2009	3,590	39.27
Jeffrey C. Newman	01/16/2009	01/16/2009	1,604	39.27
Kristine A. Euclide	01/16/2009	01/16/2009	1,798	39.27
Scott A. Neitzel	01/16/2009	01/16/2009	1,867	39.27
Peter J. Waldron	01/16/2009	01/16/2009	1,591	39.27

* *Identification letters above columns conform to the prescribed disclosure format. Columns without entries have been eliminated to improve readability of the table.*

In 2006, the board approved a long-term incentive plan. Under this plan, certain key executives of the Company received performance units, which vary in value based on the Company's share price and any dividend payments made by the Company during the vesting period. Performance units are settled by the Company in cash. No shares of stock are issued pursuant to the awards.

The 2009 awards under the plan vest over a five-year period as follows: 60 percent in 2011 and 20 percent in 2012 and 2013. In the event of death, disability or retirement, the executive will be credited with one additional year of vesting credit. The awards vest 100 percent on the occurrence of a change in control. See "Potential Payments on Employment Termination or Change in Control" below.

The plan permits the Company to make annual awards up to 30 percent of each executive's base salary as determined on the date of the grant. Award values are based on the Company's current share price plus projected dividend payments to be received over the term of the award. For each of the awards made in 2009, the targeted value can be determined by taking the number of performance units shown in column (g) and multiplying by the base price shown in column (k).

In 2009, each of the annual awards were targeted by the Company to equal 30 percent of each executive's base salary as of December 31, 2008. This yielded the following target award values for each executive for each award: Mr. Wolter - $140,994, Mr. Newman - $62,995, Ms. Euclide - $70,615, Mr. Neitzel - $73,325 and Mr. Waldron - $62,485. The base price shown in the table is based upon the Company's closing share price of $32.04 on the date of the grant, plus a projected annual dividend rate of $1.45 for the five-year term of the award.

Actual value of performance units upon settlement may increase or decrease from the targeted values shown in the table based upon changes in the Company's share price and any changes in the actual dividends declared during the vesting period.

Outstanding Equity Awards at December 31, 2009*

	Stock	Awards	
		Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested
Name		(#)(1)	($)(2)
(a)		(g)	(h)
Gary J. Wolter		-	-
		394	16,967
1,312			56,558
3,590			154,758
Jeffrey C. Newman		459	19,089
		355	15,312
1,480			63,800
1,604			69,145
Kristine A. Euclide		-	-
		199	8,578
		664	28,606
1,798			77,508
Scott A. Neitzel		510	21,213
		394	17,002
1,644			70,870
1,867			80,483
Peter J. Waldron		455	18,944
		352	15,191
1,468			63,283
1,591			68,585

*   *Identification letters above columns conform to the prescribed disclosure format. Columns without entries have been eliminated to improve readability of the table.*

(1)   This table reflects awards made under our 2006 Performance Unit Plan, which will ultimately be paid in cash. At December 31, 2009, each NEO had four awards outstanding und er that Plan. The first listed award vests 50 percent on Decemb er 31, 2009, and 50 percent on De cember 31, 2010. The remaining awards vest as follows:

Vests	60%	Vests 80%	Vests 100%
Second award....................	December 31, 2009	December 31, 2010	December 31, 2011
Third award.......................	December 31, 2010	December 31, 2011	December 31, 2012
Fourth award.....................	December 31, 2011	December 31, 2012	December 31, 2013

For retirement eligible NEOs, an additional year of vesting is credited to their vesting schedules.

(2)   The market value shown for the units composing each of the awards is based on the closing price of our common stock on December 31, 2009, plus the projected, undiscounted value of the dividends to be earned during the remaining term of the award.

2009 Pension Benefits Table

Name (a)	Plan Name (b)	Number of Years of Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During 2009 (e)
Gary J. Wolter...............................	Retirement Plan	26	670,326	—
	Income Continuation Agreement	26	1,615,018	—
Jeffrey C. Newman	Retirement Plan 24		371,464	—
	Income Continuation Agreement	24	308,395	—
Kristine A. Euclide	Retirement Plan 8		192,832	—
	Income Continuation Agreement	8	616,907	—
Scott A. Neitzel	Retirement Plan 12		207,699	—
	Income Continuation Agreement	12	576,817	—
Peter J. Waldron.............................	Retirement Plan	26	627,495 —	
	Income Continuation Agreement	26	298,626 —	

The Madison Gas and Electric Company Retirement Plan (Retirement Plan) is a funded, tax-qualified, noncontributory defined benefit pension plan. Benefits are payable at retirement in the form of an annuity. Earnings, for purposes of calculation of benefits under the Retirement Plan, include salary and bonus, but exclude payments under the Performance Unit Plan and pay deferred under nonqualified deferred compensation agreements. The amount of annual earnings that may be considered in calculating benefits under the Retirement Plan is limited by law. For 2010, the annual limitation is $245,000.

Benefits under the Retirement Plan are calculated as an annuity based upon the employee's years of service to a maximum of 30 and the employee's highest average earnings for the 60 consecutive calendar month period during the 120 consecutive calendar month period preceding the employee's retirement multiplied by 1.4 percent for each year of service. Prior to 1986, the Plan was contributory and the multiplier for pre-1986 Retirement Plan service is 1.7 percent and the employee's contributions are credited with earnings based on the greater of 5 percent or actual trust earnings for the prior year. The Retirement Plan currently limits pensions paid under the Plan to an annual maximum of $195,000 payable at age 65 in accordance with 2009 Internal Revenue Service requirements. Contributions to the Retirement Plan are made entirely by MGE and paid into a trust fund from which benefits of participants will be paid.

Eligibility for early retirement under the Retirement Plan is age 55 and five years of service. Benefits in the form of an annuity are available on a reduced basis at age 55 and an unreduced basis at age 65, or at age 62 with 15 years of service. Of the officers named in the Summary Compensation Table, Mr. Wolter and Ms. Euclide are eligible for early retirement under the Retirement Plan.

Each named executive officer has also entered into an income continuation agreement to supplement benefits from the Retirement Plan. The income continuation agreements are unfunded and benefits are paid from the Company's general assets. Benefits are payable at retirement in the form of a ten-year certain annuity. Earnings, for purposes of the income continuation agreements, include salary, bonus and nonqualified deferred compensation, but exclude payments under the Performance Unit Plan.

Benefits under the income continuation agreements for Messrs. Wolter, Newman, Neitzel and Waldron range from 55 percent at age 55 to 70 percent at age 65 of the employee's highest average earnings for the 60 consecutive calendar month period during the 120 consecutive calendar month period preceding the employee's retirement less the benefit from the Retirement Plan. Benefits under the income continuation agreement for Ms. Euclide range from 24 percent at age 55 to 40 percent at age 63 of her highest average earnings for the 60 consecutive calendar month period during the 120 consecutive calendar month period preceding her retirement less the benefit from the Retirement Plan. In all agreements, the designated percentage is based on the employee's age at retirement.

A grantor trust has been established through which the Company pays benefits. In the event of a potential change in control or an actual change in control, we are required to fund the trust with cash or marketable securities in an amount equal to 100 percent of the present value of the aggregate amounts required to pay beneficiaries under all income continuation and nonqualified deferred compensation agreements plus an amount to cover the expense of maintaining the trust.

Amounts sho wn in the Pension   Benefits Table assume a discount rate   of 5.87 percent p er ann um. Bene fits ar e calcul ated at earliest unredu ced retirement age   of 62 for the Retir   ement P lan for all ex ecutives ex cept M s. Euclide and age   65 for the inco   me continuat ion agree ments. For Ms. Euclide, reti rement age is 65 for the Reti rement Plan and age 63 for the in come continuation agreem ent. All benefits are c alculated using RP-2000 combined mortality tables with a nine- year projection. No   preretirement d ecrement is assu med. Be nefits are pay able in the form of a life annuity for the Retirement Plan and a ten-year certain annuity for the income continuation agreements.

2009 Nonqualified Deferred Compensation Table

Name (a)	Executive Contributions in 2009 ($)(1) (b)	Registrant Contributions in 2009 ($) (c)	Aggregate Earnings in 2009 ($)(2) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance as of 12/31/09 ($)(3) (f)
Gary J. Wolter .... Deferred Compensation Plan	— —		41,872	—	621,095
Jeffrey C. Newman .... Deferred Compensation Plan	12,000 —		2,625	—	45,514
Kristine A. Euclide .... Deferred Compensation Plan	36,000	—	17,721 —		282,559
Scott A. Neitzel .... Deferred Compensation Plan	24,000 —		5,963	—	101,581
Peter J. Waldron .... Deferred Compensation Plan	18,000 —		2,445	—	46,126

(1)   Amounts in this column are included in the "Salary" column in the Summary Compensation Table.

(2)   Other than above-market earnings, amounts in this column are not included in the Summary Compensation Table for 2009.

(3)   Employee salary deferrals and ab ove-market earnings for prior years have been pr eviously reported in the Summary Compensation Table. The aggregate balance for the prior year was $579,223 for Mr. Wolter, $30,889 for Mr. Newman, $228,838 for Ms. Euclide, $71,618 for Mr. Neitzel and $25,681 for Mr. Waldron.

The 2009 Nonqualified Deferr ed Compensation Ta ble represents amounts deferred under indivi dual deferred compensation agreements. Participants may defer up to 100 percent of monthly salary under their deferred compensation agreements. Deferred amounts are credited with earnings based on the semiannual rate of U.S. Treasury Bills having a 26-week m aturity increased b y one p ercentage compounded monthly, with a minimum annual rate of 7 percent, compounded monthly . The basis for the earning s credit is deter mined by the Company with appr oval from the Bo ard of Directors and was last changed in 19 91. The Compan y does not make co ntributions to particip ants' accou nts under th e deferred compensation agr eements. Distributions are payable upon the six-month anniversary of the employee's termination of employment with the Company. The form of distribution is based on employee election and paid in semiannual or annual installments up to 15 years or in a lump sum.

Potential Payments on Employment Termination or Change in Control

Each of our NE Os is a parti cipant in th e Madison Gas and El ectric Company General Severance Plan (S everance P lan), whi ch covers our salar ied employees. In addition, MGE has en tered into individual s everance agr eements (Severance Agre ements) with ea ch of our NEOs that provide for payments in connection with the officer's termination of employment in the event of a change in control.

Employment Terminations Other Than in Connection With a Change in Control

For employment terminations othe r than in connection with a ch ange in con trol, the NEOs , like other salaried employees, are entitled to a p ayment equal to two we eks of com pensation plus th e employee's weekl y compensation multiplied b y the num ber of years of em ployment, no t to ex ceed 24 years. There are no benefi ts pay able under t he Severance Plan if term ination results from cause, perm anent disability, d eath, early or nor mal retirement or voluntar y t ermination. Bec ause those benefi ts are equ ally av ailable to   all s alaried em ployees (including NEOs) un der those circumstances, they are not separately valued in this section. B enefits receivable under our retirement and def erred compensation arrangements are described above under "2009 Pensi on Benef its Table"   and "2009 Nonqualified Deferre d Co mpensation Tab le." Ben efits r eceivable un der t he Performance Unit Award Agreem ents are enhanced, through an additional year of vesting cr edit, in the event that the t ermination of employment is due to re tirement, disability or d eath. The value of this a dditional vesting credit as of Decem ber 31, 2009, b ased on an MGE Energy closing share price on that date of $35.74, is $120,733 for Mr. Wolter, $54,471 for Mr. Newman, $61,058 for Ms. Euclide, $60,511 for Mr. Neitzel and $54,039 for Mr. Waldron. Payment of the award is not accelerated.

Employment Terminations in Connection With a Change in Control

For employment terminations in connection with a change in control, our benefits arrangements do provide enhancements, which are described in the remainder of this section. Benefits receivable under our retirement plan are not separately valued in this section as they are described above under "2009 Pension Benefits Table" and "2009 Nonqualified Deferred Compensation Table," and are not affected by a change in control, except in the case of Mr. Neitzel's income continuation agreement. At the end of 2009, Mr. Neitzel was 70 percent vested under that agreement; however, a change in control causes an acceleration of that vesting to 100 percent. The present value of the incremental benefit associated with that accelerated vesting is reflected in the table below. No other NEO has an enhanced benefit under their income continuation agreement. Under the Severance Agreements, Mr. Wolter, Mr. Newman, Ms. Euclide, Mr. Neitzel or Mr. Waldron are entitled to a severance payment following a "change in control" if, within 24 months after the change in control, employment is terminated by: (i) MGE, (ii) the employee for "good reason" or (iii) the employee for any reason during the 30-day period commencing one year after the date of the change in control. The employee must remain with the Company voluntarily until an attempted change in control terminates or until 90 days following a change in control. The employee agrees to keep confidential trade secrets and other nonpublic information concerning MGE.

"Change in control" is defined to include:

- The acquisition by any person, subject to certain exceptions, of beneficial ownership of 20 percent or more of our common stock;

- A change in the majority of our Board of Directors;

- Certain mergers or similar transactions involving MGE's assets where, among other conditions, the current shareholders do not constitute at least 60 percent of the shareholders of the resulting or acquiring entity; or

- A liquidation or dissolution of MGE.

"Good reason" is defined to include a material reduction in the employee's position, duties or responsibilities; any reduction in compensation or benefits; or failure to provide benefits comparable to peer employees and a required relocation of the employee from Dane County, Wisconsin. The employee's good faith determination of good reason is considered conclusive.

Severance payments to Mr. Wolter, Mr. Newman, Mr. Neitzel or Mr. Waldron will be equal to three times the employee's annual base salary plus three times the highest bonus paid during any of the five years immediately preceding a change in control. Severance payments to Ms. Euclide will be equal to two times her annual base salary plus two times the highest bonus paid during any of the five years preceding a change in control. The agreements with each of Messrs. Wolter, Newman, Neitzel and Waldron were entered into at earlier dates (in some cases, 1994) than the agreement with Ms. Euclide. Ms. Euclide's agreement was entered in November 2001 in connection with the commencement of her employment with the Company and reflected the results of a negotiation of her overall compensation package.

If the employee receives severance benefits following a change in control, the employee's health, life and disability benefits are continued for two or three years (depending upon the individual agreement), and the employee will also be grossed up for any excise taxes the employee may incur. If the employee's children are eligible for Company-sponsored scholarship benefits, such benefits must be continued for as long as the employee's children would otherwise be eligible. If the employee is at least 50 years old at termination, the employee will be eligible for retiree health benefits—a benefit that is available to all salaried employees under the Severance Plan. In addition to severance, MGE is obligated to pay any legal expenses incurred by the employee for disputes in which the employee prevails. Employees are not obligated to seek other employment or otherwise take action to mitigate the amounts payable by MGE. Over age 67, benefits are subject to reduction (eventually to zero); no benefits are payable beyond age 70 or if the employee dies. There are no benefits payable under the Severance Agreements if termination results for cause.

The table below was prepared to illustrate the incremental benefits payable under the Severance Agreements over the benefits payable under the Severance Plan and the incremental benefit payable to Mr. Neitzel under his income continuation agreement, in each case as though a change in control occurred, and the NEO's employment was terminated, on December 31, 2009. However, no change in control of MGE has actually occurred, and no executive has received any of the severance indicated. If a change in control did occur in the future, the actual payments to the NEOs would depend upon the circumstances in effect at the time, including relative salaries, bonuses and ages.

Executive Benefits Upon Termination	Gary J. Wolter	Jeffrey C. Newman	Kristine A. Euclide	Scott A. Neitzel	Peter J. Waldron
Severance Payments (a):					
Base Salary	$1,409,652	$673,992	$470,640	$732,888	$624,672
Bonus	$645,000	$285,000	$200,000	$315,000	$270,000
Pro-Rated Bonus (b)	$215,000	$95,000	$100,000	$105,000	$90,000
Performance Units (c)	$309,998	$139,304	$156,148	$157,789	$138,185
Perquisites and Benefits (d):					
Medical/Retiree Medical	$95,665	$52,181	$45,563	$52,181	$68,345
Life Insurance	$4,399	$2,106	$1,473	$2,293	$1,956
Long-Term Disability	$3,720	$3,720	$2,480	$3,720	$3,720
Income Continuation (e)	--	--	--	$418,212	--
Tax Gross-Up	$831,907	$438,146	$263,689	$701,311	$415,105
Total	$3,515,341	$1,689,449	$1,239,993	$2,488,394	$1,611,983

(a) Value reflects three times (two times, in the case of Ms. Euclide) the quantity of the executive's base salary plus the highest paid or payable bonus in the past five years.

(b) Executives are entitled to a pro-rated bonus, depending on the time of the year in which the termination occurs, based upon the highest bonus paid or payable in the past three years.

(c) Represents value of outstanding performance unit awards, which vest in full upon a change in control. The awards have been valued using the closing price of our common stock on December 31, 2009, which would be the applicable price if the change in control occurred on that date.

(d) Reflects continuation of three additional years (two years for Ms. Euclide) of coverage for medical, life insurance and long-term disability.

(e) Represents present value of accelerated vesting, from 70% to 100%, that would occur under Mr. Neitzel's income continuation agreement if a change in control had occurred and his employment had been terminated. If Mr. Neitzel's employment had terminated as of December 31, 2009, it is likely that his income continuation agreement benefit would commence at age 55, rather than 65, as presented in the "2009 Pension Benefits Table."

OTHER INFORMATION

Expenses of Solicitation

We will bear the cost of soliciting proxies for the annual meeting. Proxies will be solicited by mail and may be solicited personally by our directors, officers or employees who will not receive special compensation for such services. We have retained Morrow & Co., LLC, 470 West Avenue, Stamford, Connecticut 06902, to solicit proxies at a fee of $6,500 plus expenses.

Shareholder Proposals for 2011 Annual Meeting

Shareholder proposals intended to be presented at the 2011 annual meeting of shareholders must be received in writing at our principal executive offices (133 South Blair Street, Post Office Box 1231, Madison, Wisconsin 53701-1231, Attention: Secretary) prior to November 24, 2010, in order to be considered for inclusion in our proxy statement and proxy related to that meeting. Any proposal submitted must be in compliance with Rule 14a-8 of Regulation 14A of the SEC.

Our Bylaws set forth additional requirements and procedures regarding the submission by shareholders of matters for consideration at the 2011 annual meeting of shareholders, including a requirement that those proposals be given to the Secretary not later than the close of business on the 75th day and not earlier than the close of business on the 100th day prior to the first anniversary of the preceding year's annual meeting. Accordingly, a shareholder proposal intended to be considered at the 2011 annual meeting of shareholders must be received by the Secretary at the address set forth above after the close of business on February 5, 2011, and on or prior to the close of business on March 4, 2011.

Contacting Our Directors

A shareholder who desires to contact members of our Board of Directors may do so by sending an e-mail to directors@mgeenergy.com or by writing to Board of Directors, MGE Energy, Inc., Post Office Box 1231, Madison, Wisconsin 53701-1231. The correspondence should identify the shareholder and his, her or its address and shareholdings. That correspondence is received by our Corporate Secretary's office. Our Corporate Secretary's office will forward matters within the Board's purview to them. Ordinary business matters, such as issues relating to customer service, employment or commercial transactions, will be directed to the appropriate areas within our Company for handling. Comments or concerns regarding financial reporting, legal compliance or other ethical issues should be directed to EthicsPoint at www.ethicspoint.com or phone 1-866-384-4277. EthicsPoint is a third party we have selected for receiving and handling such communications from shareholders as well as our employees. Communications to EthicsPoint may be sent anonymously. EthicsPoint will forward those communications directly to the Chairman of our Audit Committee.

By Order of the Board of Directors

Dated: March 24, 2010

/s/ Gary J. Wolter

Gary J. Wolter
Chairman of the Board,
President and Chief Executive Officer

MAP





MGE Energy, Inc.
Post Office Box 1231
Madison, Wisconsin 53701-1231



2010 Annual Shareholder Meeting Reservation

If you plan to attend the Annual Meeting, please indicate below and return with your proxy vote. **(Reservations must be received by us on or before May 11, 2010).**

You may also make your reservations online or via phone. Have this form in hand and follow the instructions for voting below.

☐ I/we will attend the annual meeting.

_____
Guest

_____
Guest

Fold and Detach Here.

YOUR VOTE IS IMPORTANT!

If you vote by phone or Internet – DO NOT mail the proxy card. Thank you for voting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL PROPOSALS

VOTE AND VIEW PROXY MATERIALS ONLINE	**YOU MAY VIEW THE PROXY MATERIALS, VOTE YOUR SHARES AND SUBMIT YOUR MEETING RESERVATIONS AT THE WEBSITE BELOW.** Have this voting form in hand, access our web site at **https://www.proxyvotenow.com/mgee** and follow the instructions.
VOTE BY TELEPHONE	Have this voting form in hand, call the toll-free number **1-866-361-3803** and follow the instructions to vote your shares and make your reservation for the annual meeting (You will not be charged for this call).

Indicate your vote by placing an (X) in the appropriate box.

Proposal 1. ELECTION OF DIRECTORS

01 F. Curtis Hastings
02 James L. Possin

☐ For All   ☐ Withhold For All   ☐ For All Except*

*To withhold authority to vote for any individual nominee, strike a line through the nominee's name in the list above and mark an (X) in the "For All Except" box.

Proposal 2. RATIFICATION OF PRICEWATERHOUSECOOPERS LLP FOR 2010

☐ For   ☐ Against   ☐ Abstain

In their discretion upon such other business as may properly come before the meeting.

MATERIALS ELECTION

As of July 1, 2007, SEC rules permit companies to send you a Notice indicating that their proxy materials are available on the Internet and how you can request a mailed copy. Check the box here if you want to receive proxy materials by mail only at no cost to you. Even if you do not check the box, you will still have the right to request a free set of proxy materials upon receipt of a Notice. ☐

This proxy revokes any previous proxies given.

Signature(s):   Date:

_____   _____

_____   _____

Please sign exactly as name(s) appears above and date this proxy. If joint account, each should sign. Executors, Administrators, Trustees, etc., indicate the capacity in which you are signing.
This proxy will be voted FOR all nominees unless otherwise indicated, and in the discretion of the proxies on all other matters properly brought before the meeting.

(continued on reverse side)   GS1578 03/22/2010





PROXY
Proxy for Annual Meeting of Shareholders – May 18, 2010
This Proxy is Solicited on Behalf of the Board of Directors

MGE Energy, Inc.
Post Office Box 1231
Madison, Wisconsin 53701-1231

I/we appoint Frederic E. Mohs, H. Lee Swanson and Jeffrey C. Newman, as proxies with power of substitution, to represent and to vote all shares of stock I/we would be entitled to vote at the Annual Meeting to be held at the Marriott-Madison West, 1313 John Q. Hammons Drive, Greenway Center, Middleton, Wisconsin, on Tuesday, May 18, 2010, at 11 a.m., local time, and at all adjournments thereof.

Shares represented by all properly executed proxies will be voted in accordance with instructions appearing on the proxy. **IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, PROXIES WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE BOARD OF DIRECTORS AND IN THE DISCRETION OF THE PROXY HOLDERS AS TO ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING.**

Please sign exactly as name(s) appears on this proxy card and date this proxy. If joint account, each joint owner should sign. Executors, Administrators, Trustee, etc., indicate the capacity in which you are signing.